Contact:  Bonita A. Cersosimo

 Phone:    (412) 553-4462


 ALCOA REACHES AGREEMENT WITH DOJ;  TENDER OFFER EXTENDED

           PITTSBURGH, June 15, 1998 -- Alcoa (NYSE: AA) announced today that it has reached an agreement with the U.S. Department of Justice that clears the way for the company to acquire Alumax Inc. (NYSE: AMX). Under the agreement, Alcoa will sell its cast plate operations in Vernon, California under a consent decree. Annual sales for these operations are approximately $30 million. The consent decree was filed in U.S. District Court late this afternoon.
           Alcoa also announced that it extended its cash tender offer for up to 27 million Alumax shares until 5:00 p.m., EDT, on Tuesday, June 16, 1998. At the close of business today, 46.5 million shares, or approximately 86%, had been tendered or guaranteed, and not withdrawn. The tender offer purchase price is $50 per share. The subsequent Alcoa/Alumax merger is subject to approval by Alumax shareholders at a special meeting expected to be in the latter half of July. In that merger, each Alumax share would be exchanged for .6975 share of Alcoa stock. Today's closing share price on the NYSE for Alcoa stock was 63-3/4 and for Alumax was 45-3/8.

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